ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

08000030

PTTEP No. 1.910/ 420 /2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

December 27, 2007

SUPPL

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Signing of Gas Sales Agreement for Arthit North Project
Reference: Letter PTTEP No. 1.910/00308/2007 dated September 20, 2007

Reference is made to Letter PTTEP No. 1.910/00308/2007 dated September 20, 2007. PTT Exploration and Production Public Company Limited, or PTTEP wishes to announce that on December 27, 2007, PTTEP (Seller) has signed the Gas Sales Agreement with PTT Public Company Limited, or PTT (Buyer), in which PTTEP will supply an additional natural gas from the northern area of Arthit project (Arthit North Project).

The significant content of the Gas Sales Agreement is that PTTEP will produce an additional volume of natural gas approximately at 120 million standard cubic feet per day from Arthit North Project, for approximately 3 years. The production will tentatively start in August 2008.

Yours sincerely,

Maroot Mrigadat
President

PROCESSED
JAN 07 2008
THOMSON
FINANCIAL

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 413 /2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

December 19 , 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Award of Petroleum Concessions

Reference is made to the 20th Petroleum Concession Bidding Round of the Department of Mineral Fuels in which PTTEP Thai Projects Company Limited or PTTEP TP, a subsidiary of PTT Exploration and Production Public Company Limited or PTTEP, along with the consortiums, submitted proposals for Petroleum Concessions Blocks G6/50, G7/50, and G8/50. The Company wishes to announce that on 19th December 2007 the Ministry of Energy granted the Petroleum Concessions to PTTEP TP and the consortiums, as following details:

1. Concession Block G6/50, covering an area of 494 square kilometers adjacent to Unocal 3 Project in the Gulf of Thailand. Chevron Petroleum (Thailand) Limited (the operator) holds 71.25% interest, Mitsui Oil Exploration Company Limited (Moeco) and PTTEP TP hold 23.75% and 5% interests respectively.

2. Concession Block G7/50, covering an area of 308 square kilometers adjacent to Pailin Project in the Gulf of Thailand. PTTEP TP holds 45% interest, Chevron (the operator) holds 35%, Hess Exploration (Thailand) Company Limited and Moeco hold 15% and 5% interests respectively.

3. Concession Block G8/50, covering an area of 122 square kilometers adjacent to Arthit Project in the Gulf of Thailand. PTTEP TP (the operator) holds 80% interest, Chevron and Moeco hold 16% and 4% interests respectively.

Regarded as marginal fields, the most appropriate development operation for Petroleum Concession Blocks G6/50, G7/50, and G8/50 is to use the existing facilities in Unocal 3 Project, Pailin Project, and Arthit Project, which will be commercially feasible and also raise the value of the whole projects.

Yours sincerely,

Maroot Mrigadat
President

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

No. PTTEP 1.910/ 415 /2007

Finance Department
Tel. 0-2537-4512, 0-2537-4611

December 18 , 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Strengthening Good Corporate Governance of PTTEP

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that on December 18, 2007, the Board of Directors and Executive Management of PTTEP has signed the Commitment Form of the new issue of Good Corporate Governance of PTTEP and the Code of Conduct of PTTEP booklet to show the commitment to adhere to PTTEP Good Corporate Governance, Ethics of directors and PTTEP Code of Business Conduct as the highest standard of practice.

This booklet is the third revision, which has been amended to conform with the principles of good corporate governance for listed company 2006, issued by the Stock Exchange of Thailand (SET), and equivalent to the best practices of leading companies. The significant changes i.e. separation the Code of Business Conduct from the Good Corporate Governance policy as another part, the illustration of the sample guidelines in each area of behavior framework of the Code of Business Conduct, and the amendment of the definition of Independent Director which is stricter than those defined by SEC. Strictly adhere to the principles in this booklet will allow PTTEP to become the leading petroleum exploration and production company and to achieve the principal goals: Growth, Prosperity, Stability, Sustainability and Dignity. Moreover, this will ensure that the stakeholders will receive their benefits proportionally and fairly.

The detail of the Good Corporate Governance of PTTEP and the Code of Business Conduct of PTTEP booklet is available at PTTEP website under Corporate Governance section or at http://www.pttep.com/Corporate.aspx?MenuID=151.

Yours sincerely,

Maroot Mrigadat
President

กะเบียนเลขที่ / Registration No. 0107535000206

No. PTTEP 1.910/ 417 /2007

Finance Department
Tel. 0-2537-4512, 0-2537-4611

December 21 , 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Five - Year Investment Plan (Year 2008– 2012)

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that the estimated Capital Expenditure and Operating Expenditure for the Company and its subsidiaries for the five-year period from 2008 to 2012 will be approximately Baht 286,898 Million. The expenditures have been revised to incorporate the latest work programs. At present, the Company has a total of 38 projects, consisting of the following 3 types of projects:

1) Projects that are under production, including major projects such as Bongkot, S1, Pailin, B8/32 & 9A and Oman 44
2) Projects that are under development and will start production in the future, including major projects such as MTJDA, Arthit, Arthit North, and Vietnam 9-2
3) Projects that are under exploration, including major projects such as Myanmar M9 & M11, M3 & M4 & M7, and Vietnam 16-1 project

Details of the five - year investment plan are as follows:

Unit: Million Baht

	2008	2009	2010	2011	2012	2008-2012
Capital Expenditure	59,805	50,054	32,726	27,629	21,892	192,106
Operating Expenditure	21,427	19,268	19,142	18,264	16,691	94,792
Total Expenditure	81,232	69,322	51,868	45,893	38,583	286,898

-2- / Plan for the year 2008.....

Plan for the year 2008

PTTEP's 2008 expenditure plans for existing projects are as follows:

1. Major Projects that are under production

   1.1 Bongkot Project (PTTEP's share 44.4445%)
   Total expected average natural gas sales amount is 552 million standard cubic feet per day (MMSCFD). The Capital Expenditure is mainly for the construction of 8 wellhead platforms, the drilling of 27 development wells, 2 exploration wells and 2 appraisal wells.

   1.2 S1 Project (PTTEP's share 100%)
   Total expected average crude oil sales amount is 19,263 barrels per day. The Capital Expenditure is mainly for the preparation of production area, construction of pipeline, drilling of 43 development wells, and 4 exploration wells.

   1.3 Pailin Project (PTTEP's share 45%)
   Total expected average natural gas sales amount is 386 MMSCFD. The Capital Expenditure is mainly for the drilling of 67 development wells, and 9 appraisal wells, and the construction of platforms and pipelines.

   1.4 B8/32 & 9A (PTTEP's share 25%)
   Total expected average crude oil sales amount is 44,987 barrels per day. The Capital Expenditure is mainly for the drilling of 56 development wells and 2 exploration wells, and the construction production platforms and pipeline.

   1.5 Oman 44 (PTTEP's share 100%)
   Total expected average natural gas sales amount is 54 MMSCFD and condensate approximately 4,262 barrels per day. The Capital Expenditure is mainly for the drilling of 2 development wells, 3 exploration and appraisal wells, and construction of pipelines.

2. Major Projects that are under development and will start production in the future

   2.1 MTJDA Project (PTTEP's share 50%)
   The current plan for the MTJDA Project is to start up gas production in the second half of 2009. Total expected production rate will be at 270 MMSCFD and will increase to 335 MMSCFD in 2010. The Capital Expenditure is mainly for the construction of production platform, living quarter platform, wellhead platforms, and drilling of 18 production wells.

-3- / 2.2 Arthit Project....

2.2 Arthit Project (PTTEP's share 80%)
The current plan for the Arthit Project is to start up gas production in the first quarter of 2008. Total expected production rate will be at 330 MMSCFD. The Capital Expenditure is mainly for the construction of 4 wellhead platforms, the drilling of 16 development wells, and geological and geophysical studies.

2.3 Arthit North Project (PTTEP's share 100%)
The current plan for the Arthit North Project is to start up gas production, by using a Floating Production Storage and Off-Loading (FPSO) in 2008. Total expected initial production rate will be at 120 MMSCFD. The Capital Expenditure is mainly for the construction of 3 wellhead platforms, and the drilling of 27 development wells.

2.4 Vietnam 9-2 Project (PTTEP's share 25%)
The current plan for the Vietnam 9-2 Project is to start up oil production in the second half of 2008. Total expected production rate will be at 20,000 barrels per day. The Capital Expenditure is mainly for the drilling of 4 development wells, and the preparation of a production platform.

3. Major Projects that are under exploration

3.1 Myanmar M9 & M11 Project (PTTEP's share 100%)
The Capital Expenditure is mainly for the drilling of 3 exploration wells, 2 appraisal wells, geological and geophysical studies including basic engineering.

3. 2 Myanmar M3 & M4 & M7 Project (PTTEP's share 100%)
The Capital Expenditure is mainly for the drilling of 2 exploration wells and geological and geophysical studies.

3. 3 Vietnam 16-1 Project (PTTEP's share 28.5 %)
The Capital Expenditure is mainly for the drilling of 4 appraisal wells and geological and geophysical studies.

For the years 2008-2012, the expected average petroleum sales volumes per day based on existing projects are as follows:

Unit : Barrel of Oil Equivalent per day

	2008	2009	2010	2011	2012
Expected average petroleum sales volume	223,334	250,194	261,491	278,299	251,778

Yours sincerely,

Maroot Mrigadat
President

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 419 /2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

December 26, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: The resignation of director

PTT Exploration and Production Public Company Limited or PTTEP would like to announce that on December 20, 2007, the company has received a letter from Mr. Krairit Nilkuha, Independent Director and Chairman of the Remuneration Committee, notifying his resignation from PTTEP directorship, leading to the termination of Independent Director and Chairman of the Remuneration Committee, effective December 19, 2007.

PTTEP Nominating Committee will proceed with the selection of a new director and propose to the Board of Directors for appointment in due course.

Yours sincerely,

Maroot Mrigadat
President

END